UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM SD

Specialized Disclosure Report

SPX FLOW, INC.
(Exact name of registrant as specified in its charter)

DELAWARE (State or other jurisdiction of incorporation)	1-37393 (Commission File Number)	47-3110748 (IRS Employer Identification No.)

13320 Ballantyne Corporate Place
Charlotte, North Carolina 28277
(Address of principal executive offices) (Zip Code)

Jeremy W. Smeltser (704) 752-4400
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:
☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2016.

Section 1 - Conflict Minerals Disclosure
Item 1.01. Conflict Minerals Disclosure and Report
SPX FLOW, Inc. (“Company,” “we,” or “our”) has filed a Conflict Minerals Report, which is attached as an exhibit in Item 1.02 and is also publicly available on our website at www.spxflow.com.
Through our Reasonable Country of Origin Inquiry (RCOI) described in our Conflict Minerals Report (CMR), some suppliers disclosed to us that scrap/recycled sources of tin, tantalum, tungsten or gold were identified in their supply chains and did not require due diligence. This determination is included in the conflict minerals information posted in our website.
Item 1.02.                                        Exhibit.
The Company’s Conflict Minerals Report is provided as Exhibit 1.01 hereto.
Section 2 - Exhibits Item 2.01 Exhibits
The following exhibit is filed as part of this report.

Exhibit Number	Description

1.01	SPX FLOW, Inc. Conflict Minerals Report for the period from January 1, 2016 to December 31, 2016

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

SPX FLOW, INC.

Date: May 24, 2017	By:	/s/ Jeremy W. Smeltser
Jeremy W. Smeltser
Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Description

1.01	SPX FLOW, Inc. Conflict Minerals Report for the period from January 1, 2016 to December 31, 2016